Exhibit 99.1

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Snow Lake Extends Strike by 10% in First Hole of Winter Drilling Campaign

MANITOBA, CAN, January 31, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to update the market on the winter 2022 drilling campaign. With the snow roads completed, the drill company (QB Drilling) was able to mobilize the first drill into position on the 28th of January 2022. Initial drilling is focused on the maiden resource at our Thompson Brothers Lithium (TBL) project to extend the strike and depth. On the first hole (TBL-025), Snow Lake Lithium intersected 19.8 meters core length (~14 meters true width) of lithium bearing pegmatite that contains between 20 to 25% spodumene from 21.0 to 40.8 meters (See Photo 1.0 and 2.0). This is 76.6 meters North-East step out from the last known intersection captured by hole TBL-024 (Figure 2.0 and Figure 3.0) during the 2018 resource drilling campaign. This would indicate that the crystallization continues along strike and represents a 10% increase in the strike from results produced under the previous drill program. Additionally of note, the spodumene occurs close to surface (~30 meters) which would suggest that the spodumene would be amenable to open pit mining in the future.

Dale Schultz VP of Exploration commented “Getting a winter drilling campaign up and running in minus 30 to minus 40 degree Celsius weather conditions always poses unique challenges, and we have managed it accordingly. It is incredibly affirming that we have hit spodumene in the very first hole and provides confirmation of our understanding of the resource. We have stepped out significantly from the maiden resource boundaries along strike and finding this much spodumene at this distance would suggest that the geological trend continues considerably.”

Philip Gross CEO also commented “Dale and his team have done tremendous work mobilizing a campaign in a very short period of time. In just under 45 days they have managed to get permits in place, ice roads completed and drills spinning. It is very exciting to convert our theoretical comprehension of the geology into actual hard data and it’s a credit to the team members who have spent the past two years analyzing the data in preparation. This intersect provides instant validation of our assumptions that TBL remains open at depth and on strike, and this represents just one of a wide swarm of dykes contained on our property. We are also very enthusiastic about getting the drills out to the Sherrit Gordon dykes, which have had multiple historical pegmatite hits. We look forward to continued success on all fronts.”

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person, and a Professional Geoscientist (P.Geo.) who is a registered member of the ‘Engineer and Geosciences of Manitoba’ (no. 24846), a ‘Recognized Professional Organization’ (RPO). Mr. Dale Schultz is the Project Manager at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation. Mr. Schultz is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure.

Photo 1.0 Core sample from TBL-025 containing 20 to 25% spodumene. Intersection is from 21.0 to 40.8 meters.

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Photo 2.0 – Spodumene Pegmatite from TBL-025 have an intersection of 19.8 meters core length (~ 14.0 meters true width) from 21.0 to 40.8 meters.

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Figure 1.0 - Cross Section of TBL-025 and 025

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Figure 2.0 – Plan View Map of TBL-018, 020, 024 and 025

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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